FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on July 1, 2019

July 1, 2019

Royal Dutch Shell plc (the “Company”) announces the following changes to the membership of the Board Committees:

AUDIT COMMITTEE

Ann Godbehere, a Non-executive director, has been appointed Chair of the Audit Committee with effect from July 1, 2019. Ann succeeds Euleen Goh in this role following confirmation from Euleen that she will stand down from this committee, on June 30, having served as a Committee member since September 2014, and Chair of this committee since January 2016.

NOMINATION AND SUCESSION COMMITTEE

Euleen Goh, a Non-executive Director, has been appointed a member of the Nomination and Succession Committee, with effect July 1, 2019.

Following these changes, the membership of each of the Board Committees will be as follows:

COMMITTEE	MEMBERSHIP

AUDIT COMMITTEE	Ann Godbehere (Chair) Roberto Setubal Gerrit Zalm

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE	Sir Nigel Sheinwald (Chair) Neil Carson Catherine Hughes Linda Stuntz

NOMINATION AND SUCCESSION COMMITTEE	Charles Holliday (Chair) Euleen Goh Gerard Kleisterlee Linda Stuntz

REMUNERATION COMMITTEE	Gerard Kleisterlee (Chair) Neil Carson Catherine Hughes Sir Nigel Sheinwald Gerrit Zalm

Anthony Clarke

Deputy Company Secretary

Royal Dutch Shell plc

July 1, 2019

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: July 1, 2019